MEMO

To:	Todd Wakefield, John Cheng, Doug Brown, Paul Bankes, Mike Allan

From:	Kevin Francis, Chris Keech

Date:	November 26, 2007

Subject:	Galore Creek Legacy Data, Response to AMEC Concerns

On November 7, 2007 Todd Wakefield issued a memo titled “Galore Creek Legacy Drill Data Issues” which described the findings AMEC’s review of the Galore Creek project historical drilling prior to GCMC. The issues were tabulated in bullet point form and for clarity will be summarized and have been numbered 1 through 8 in this response.

NovaGold has used its knowledge of the overall project, the location of resource and reserves and review of recently received legacy documents to compose its response.

1)

“Gold and silver for long composites should not be used for resource estimation.”
NovaGold agrees that in the future, estimation procedures will be modified to minimize the impact of these composites. All legacy data may need to be reentered in order to record the respective lengths of Au and Ag composites which are not necessarily the same.

The large composites are predominantly lower grade and grade is inversely proportional to length (i.e. longer length = lower grade). See Figures 1 – 6 attached for reference. Summary statistics are as follows.

		Grade (g/t)			Composite Length (m)
	# of	Avg			Avg
	Comps	Grade	Minimum	Maximum	Length	Minimum	Maximum
Au	865	0.18	0.01	7.37	19.3	4.0	180.4
Ag	1802	4.5	0	49.4	25.0	4.0	327.7

Kennecott targeted sample intervals which they believed had the potential for anomalous grade Au content. As a result, 18,784 samples from the Central, Southwest and North Junction zones were resubmitted to Min-En in 1991. The remaining samples were not believed to have the potential for gold mineralization and the Au and Ag grades from longer composited samples remained in the database.

For the calculation of NSR (the cutoff grade criteria for reporting resource and reserve), Au and Ag recovery are mathematically related to Cu recovery so lower Cu

Box 700, 3842 Third Avenue, Smithers, BC V0J 2N0 Canada
Telephone 250-877-4453 Ï Facsimile 250-877-4469

Head Office:
Suite 2300, 200 Granville Street, Vancouver, BC V6C 1S4 Canada
Telephone 604-669-6227 Ï Toll-free 1-866-669-6227 Ï Facsimile 604-669-6272
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Galore Creek Project	Page 2
A Partnership between NovaGold and Teck Cominco

grades recovery diminishing amounts of gold or silver, therefore resources and reserves are not targeting anomalous Au grades in the absence of Cu grade. Gold and silver comprise about 17% and 4% of the total project cash flow. NovaGold believes the impact of their use on current resource and reserves is not material and does not warrant re-estimation of grade.

2)

“Drill hole intervals with poor core recovery should not be used for resource estimation”
GCMC has investigated the influence of core recovery with respect to copper and has found that influence of using poor core recovery intervals on the global mean is in the order of 1-3%, which is well within a reasonable level of uncertainty for a resource estimate.

3)

“Resource blocks affected by assays from drill holes with uncertain collar surveys should be assigned a maximum classification of inferred”
Documents have been found and provided to AMEC that demonstrate that the electronic database accurately reflects the collar coordinates of all but three of the 25 drill holes. The three holes share a common collar location in the Southwest Zone. GCMC will continue to research the location of the remaining three holes but do not believe it is necessary to downgrade the classification of blocks estimated by drill holes from one collar location.

4)	“GCMC should investigate reliability of the location of assays relative to the ultimate pit”

GCMC has investigated the influence of the legacy and GCMC drill holes relative to the ultimate pit and has determined that of the 379 drill holes that either intersect or that are within a 50m distance from the ultimate pit bottom, 245 or 64% were drilled by GCMC. Below 400m elevation, the deeper sections of the ultimate pit, 139 drill holes either intersect or are within a 50m radius of the pit bottom and that 96 drill holes or 70% were drilled by GCMC. GCMC concludes that, with the exception of Junction, each of the pit bottoms has been established by a majority of GCMC drilling.

5)

“AMEC recommends that GCMC consider factoring the copper grades from the 1973 and 1990 drill campaigns if no adequate explanation for this bias is available”
GCMC has investigated 1973 and 1990 and has the following observations. The bias in 1973 drilling can be traced to a single pair of holes. In the absence of these pairs the 1973 Cu and Au grades exhibit the same low bias as other years.

The 1990 bias is contained to the Southwest Zone and appears to be an artifact of the pairing methodology. GCMC found no block pairs using the criteria of samples from the 1990 and GCMC drilling both within 10 m of a block centroid. The selection criteria had to be relaxed to 20 m in order to find any blocks. At this criterion 5 m composited assays could be as far as 40 m away from one another. In addition, at the

Galore Creek Project	Page 3
A Partnership between NovaGold and Teck Cominco

time of the near-twin analysis, no geologic constraints were used resulting in geologically unreasonable pairings (see attached figures). The combination, if not invalidating, certainly weakens the conclusions drawn from the analysis at higher grade thresholds.

GCMC does not believe any downward adjustment of these two years is warranted.

6)

“Confidence in legacy drill campaigns with demonstrated poor data quality should be enhanced using a well-designed twin drill campaign”
GCMC will consider this recommendation in its overall strategy to quantify and minimize project risk.

7)	“Resource blocks affected by assays from legacy drill holes should be assigned a maximum classification of Indicated.” GCMC has implemented this recommendation and is waiting for acceptance by AMEC.

8)

“When re-estimating block grades, AMEC recommends GCMC correct the variography in the Bountiful Cu volcanic group.”
GCMC has been informed by Ian Crundwell of AMEC that he does not believe the impact of this error is material and GCMC agrees. GCMC will make the correction in a future grade estimation run.

Galore Creek Legacy Data - Long Composites
Ag Grade vs. Length
Composite Length (m)
350
300
250
200
150
100
50
0
0
5
10
15
20
25
30
35
40
45
50
Ag Grade (g/t)

Galore Creek Legacy Data - Long Composites
Au Grade vs. Length
Composite Length (m)
200
180
160
140
120
100
80
60
40
20
0
0
1
2
3
4
5
6
7
8
Au Grade (g/t)

Au Long Composites - Legacy Data
Frequency (Percent)
Au g/t
N 865
m 0.18
σ^2 0.17
σ/m 2.20
min 0.01
$q_{0.25}$ 0.03
$q_{0.50}$ 0.03
$q_{0.75}$ 0.34
max 7.37
Class width = 0.04
The last class contains all values ≥ 1.96

Au Long Composites - Legacy Data
Au g/t
Cumulative Probability (percent)

Au Long Composites - Legacy Data

Frequency (Percent)
60
55
50
45
40
35
30
25
20
15
10
5
0
0
25
50
75
100
Length (m)

N	865
m	19
σ^2	373
σ/m	1
min	4
$q_{0.25}$	9
$q_{0.50}$	12
$q_{0.75}$	19
max	180

Class width = 2
The last class contains all values ≥ 98

Au Long Composites - Legacy Data

Length (m)
1000
100
10
1.0
0.01
0.1
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.9
99.99
Cumulative Probability (percent)

Ag Long Composites - Legacy Data

Frequency (Percent)
Ag g/t
0.00
5.00
10.00
15.00
20.00
N 1802
m 4.47
σ² 31.78
σ/m 1.26
min 0.00
q0.25 0.00
q0.50 2.70
q0.75 7.20
max 49.40
Class width = 0.40
The last class contains all values ≥ 19.60

Ag Long Composites - Legacy Data

Ag g/t
1000
100
10
1.0
0.10
0.010
0.0010
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

Ag Long Composites - Legacy Data
Frequency (Percent)
Length (m)
0.0
25.0
50.0
75.0
100.0
N 1802
m 25.0
σ² 1037.1
σ/m 1.3
min 4.0
q0.25 12.2
q0.50 15.2
q0.75 24.4
max 327.7
Class width = 2.0
The last class contains
all values ≥ 98.0

Ag Long Composites - Legacy Data
Length (m)
1000
100
10
1.0
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

8.2 GOLD ASSAYING PRE-1991 SAMPLES

A comprehensive assay program was undertaken in 1991 to reliably establish the distribution and tenor of gold mineralization in the Central Zone. A total of 100 tonnes of samples were shipped from the property to Min-En Laboratories in Smithers, B.C. for assay. This total encompassed 18,784 samples from the Central, Southwest and North Junction Zones with 95 percent of the samples from the Central Zone. The sample total for 1991 includes 12,786 coarse reject samples[1] from earlier drilling and underground sampling and 5,998 core samples from pre-1991 Central Zone drilling.

The gold assay program was a key element in the overall 1991 project and will provide the database for future economic evaluations of the Galore Creek deposit. The gold assay work has pinpointed areas of gold enrichment within the Central Zone (see Section *6.3.5*) and given a more reliable estimate of the overall gold grade. At the commencement of the 1991 project a global gold grade of 0.37g/t gold (Walker, 1976) was estimated for the Central Zone. The overall gold grade for the Central Zone is now estimated to be 0.35g/t gold, a decrease of 5 percent from the 1976 estimate. This figure is based on the reserve parameters stated in Appendix XII of this report. A map of the 2070 Adit (Figure 91-91) which compares the pre-1991 composite gold assays and 1991 gold results has been included in this section. The percentage change in gold grades is not indicative of the percentage changes throughout the deposit, however it illustrates the differences which have been encountered.

During the coarse of tabulating samples in preparation for shipment a number of duplicate sample numbers were discovered in the coarse reject samples. This problem was caused by the fact the programs spanned a 16 year period form 1960 - 1976 and no systematic numbering system or year-of-sampling prefix was used in numbering the samples. Consequently samples were taken from drill core to avoid matching sample results with the wrong drill holes.

Appendix IV contains all assay data for the 1991 program stored on computer diskettes with hard copy examples. A general description of the sample

[1] Coarse reject sample: 1/4" crushed rock sample representing split core or rock sample after 30 - 500 grams of material has been split off for assay.

123

procedure is also included in this Appendix. Gold values, are plotted in histogram form and in composite intervals on the Central Zone cross-sections (Figure 91-10 to 46).

124

GC05-0745
GC05-0692
GC04-0459
GC05-0665
GC03-0436
GC90-0381
GC90-0379
GC05-0655
GC05-0601
GC05-0594
920 L
880 L
840 L
800 L
760 L
720 L
680 L
640 L
600 L
560 L
33500 N
DRILL : CU
DRILL : CU
-1.000 <= < 0.000
0.000 <= < 0.100
0.100 <= < 0.210
0.210 <= < 0.500
0.500 <= < 1.000
1.000 <= < 5.000
5.000 <= < 100.000
Sticky Note 2007-11-19 20 : 53 : 04
Kevin Francis
1990 and GCMC holes SWZ 50180 east looking west. Polygons are on 1990 holes, colour coded same as GCMC holes.
Note inclined
... ...

GC05-0645
GC05-0635
GC05-0642
GC05-0647
GC05-0628
GC90-0382
GC05-0621
GC03-0437
GC05-0574
GC05-0583
920 L
880 L
840 L
800 L
760 L
720 L
680 L
640 L
600 L
560 L
520 L
480 L
440 L
33500 N
DRILL : CU
DRILL : CU
-1.000 <= < 0.000
0.000 <= < 0.100
0.100 <= < 0.210
0.210 <= < 0.500
0.500 <= < 1.000
1.000 <= < 5.000
5.000 <= < 100.000
Sticky Note 2007-11-19 20 : 52 : 56
Kevin Francis
1990 and GCMC holes SWZ 50079 east looking west. Polygons are on 1990 holes, colour coded same as GCMC holes.
Note inclined

960 L
920 L
880 L
840 L
800 L
760 L
720 L
680 L
640 L
600 L
560 L
520 L
480 L
440 L
33500 N
GC05-0677
GC04-0482
GC05-0636
GC05-0624
GC04-0502
GC05-0661
GC90-0383
GC05-0674
GC05-0605
GC05-0608
GC05-0651
GC05-0584
DRILL : CU
DRILL : CU
-1.000 <= < 0.000
0.000 <= < 0.100
0.100 <= < 0.210
0.210 <= < 0.500
0.500 <= < 1.000
1.000 <= < 5.000
5.000 <= < 100.000
Sticky Note 2007-11-19 20 : 52 : 43
Kevin Francis
1990 and GCMC holes SWZ 49979 east looking west. Polygons are on 1990 holes, colour coded same as GCMC holes.
Note inclined
... ...

950 L
900 L
850 L
800 L
750 L
700 L
650 L
DRILL : CU
DRILL : CU
-1.000 <= < 0.000
0.000 <= < 0.100
0.100 <= < 0.210
0.210 <= < 0.500
0.500 <= < 1.000
1.000 <= < 5.000
5.000 <= < 100.000
Sticky Note 2007-11-26 08 : 56 : 32
Kevin Francis
Inclined long section (looking northerly).
Note plunging mineralized zone, and
similar grades and thicknesses